Exhibit 1.02
Harley-Davidson, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2013
This conflict minerals report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).
1.Company Overview
This report has been prepared by management of Harley-Davidson, Inc. (the “Company,” “we,” “us,” or “our”). The information in this report includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.
The Company operates in two segments: the Motorcycles and Related Products segment and the Financial Services segment. The Motorcycles and Related Products segment designs, manufactures and sells at wholesale on-road Harley-Davidson motorcycles as well as a line of motorcycle parts, accessories, general merchandise and related services. A brief description of each of the products comprising the Company’s Motorcycles and Related Products segment is as follows:
Motorcycles – The primary business of our Motorcycles and Related Products segment is to design, manufacture and sell at wholesale on-road Harley-Davidson motorcycles that compete primarily in the market segment consisting of motorcycles with engine displacements of 601cc and greater. The Company's engines currently range in displacement from 494cc to 1802cc.
We believe it is likely that tin, tantalum, tungsten, and gold (collectively, “3TG”) may be found in some form in all of our motorcycles. However, we believe that the amount and value of 3TG that may be in any given motorcycle is generally de minimis compared to size and value of the motorcycle as a whole.
Parts & Accessories – Parts and accessories products are comprised of replacement parts and mechanical and cosmetic accessories.
General Merchandise – General merchandise products are comprised of apparel, riding gear and collectibles.
The Financial Services segment consists of Harley-Davidson Financial Services (“HDFS”). HDFS provides wholesale and retail financing as well as insurance and insurance-related programs primarily to Harley-Davidson dealers and their retail customers. HDFS does not manufacture any products that are subject to the Rule.
Supply Chain
We rely on our direct suppliers to provide information regarding the presence of 3TG in components and materials that they supply to us and the origin of that 3TG – including sources of

3TG that lower tier suppliers supply to them. In 2013, we began to implement revised contract terms applicable to many of our suppliers with regard to 3TG. Those terms require suppliers to assist us in our efforts to comply with the Rule whether or not they are directly subject to the Rule.
Our supply chain includes over 540 different direct suppliers (excluding suppliers who only provide services to us). For the purposes of streamlining our compliance efforts described in this report, we treated our general merchandise licensees the same as direct suppliers. However, we do not believe our relationships with our licensees constitute contracts to manufacture any of our general merchandise products.
Conflict Minerals Statement
We adopted and disclosed the following Statement on Conflict Minerals:
Harley-Davidson Statement on Conflict Minerals
Harley-Davidson is committed to supporting responsible sourcing of its materials from suppliers that share our values around human rights and environmental responsibility. To further this objective, we are committed to complying with the requirements set forth in the final rule regarding the use of “Conflict Minerals” under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the related rules and regulations issued by the U.S. Securities and Exchange Commission (“SEC”).
The rules and regulations require certain public companies to perform supply chain due diligence to identify the extent to which their products contain Conflict Minerals originating from the Democratic Republic of Congo and certain adjoining countries (“Covered Countries”). “Conflict Minerals” is currently defined as tin (cassiterite), tungsten (wolframite), tantalum (columbite-tantalite or coltan), and gold.
In order to support a conflict-free supply chain and comply with the applicable rules and regulations, Harley-Davidson commits to:
•Support the objectives of the legislation on Conflict Minerals.
•Identify the presence of Conflict Minerals in our supply chain that are or may be necessary to the functionality of our product.
•Develop repeatable processes to determine whether Conflict Minerals in our supply chain, if any, originate from Covered Countries or are derived from recycled or scrap sources.
•Perform a series of supplier inquiries to ensure the responsible sourcing of minerals within our supply chain.
•Educate our suppliers with respect to the SEC reporting requirements related to Conflict Minerals.
•Require all of our suppliers to adhere to the H-D Supplier Code of Conduct, which includes the responsible sourcing of materials.
•Prepare an appropriate disclosure for Harley-Davidson’s required SEC filings on the due diligence performed.

In addition to the foregoing commitments, we expect our suppliers to perform similar due diligence on the sources of Conflict Minerals in their respective supply chains and make their findings available to us.
This statement is publicly available on our website at http://investor.harley-davidson.com/phoenix.zhtml?c=87981&p=irol-govhighlights&locale=en_US&bmLocale=en_US.
2.    Conflict Minerals Compliance Process
Compliance Framework
As a threshold matter, we designed our compliance measures to conform in all material respects with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for 3TG.
Statement on Conflict Minerals
As described above, we adopted a Statement on Conflict Minerals, which is posted on our website at http://investor.harley-davidson.com/phoenix.zhtml?c=87981&p=irol-govhighlights&locale=en_US&bmLocale=en_US.
Internal Team and Training
The Company has established a steering committee relating to conflict minerals. Our steering committee is overseen by the Vice President - Operations Management of Harley-Davidson Motor Company and a team of subject matter experts from relevant functions such as supply chain, internal audit, legal and information technology. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our compliance efforts on a regular basis.
We have developed and launched internal training programs to educate anyone within the Company that is a potential contact point for suppliers or other external parties regarding the Company’s conflict minerals compliance efforts. We intend to review our training programs at least annually to make sure they are continuously aligned with current regulations, our initiatives, and the resources we use.
Control Systems
Our controls aimed at ensuring the completeness and accuracy of our compliance efforts include the integration of our product data repositories with our internal conflict minerals survey tool, mechanisms to identify additional suppliers to our supply base, and the implementation of a standardized follow-up cadence with suppliers based on their survey responses. Additional controls include our Code of Business Conduct, which outlines expected behaviors for all our employees, and our Supplier Code of Conduct, which we have modified to require that suppliers cooperate with our conflict minerals and other compliance efforts.

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other manufacturers in the motorcycle industry and other sectors to benchmark our compliance efforts and infrastructure with similarly-situated companies.
Grievance Mechanism
We have longstanding grievance mechanisms that allow employees and suppliers to report violations of the Company’s policies, including our Supplier Code of Conduct.
Records Maintenance
We have retained all relevant documentation from our country of origin inquiry and due diligence measures.
Identify and Assess Risk in Our Supply Chain
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult for us to identify actors upstream from our direct suppliers.
As described above, our supply chain includes over 540 different direct suppliers (excluding suppliers who only provide services to us). We rely on suppliers whose materials or components contain 3TG to provide us with information about the source of 3TG contained in those materials or components. Our direct suppliers similarly rely upon information that their suppliers provide to them. Many of the largest suppliers either are SEC registrants and subject to the Rule or are suppliers to other SEC registrants that are subject to the Rule.
Design and Implement a Strategy to Respond to Risks
In response to its risk assessment, the Company has an approved risk management matrix through which the conflict minerals program is implemented, managed, and monitored. Updates to this risk assessment are provided regularly to senior management.
Report on Supply Chain Due Diligence
This conflict minerals report is being filed with the SEC as an exhibit to our specialized disclosure report on Form SD and is available on our website at http://investor.harley-davidson.com/phoenix.zhtml?c=87981&p=irol-sec&locale=en_US&bmLocale=en_US.
3.    Reasonable Country of Origin Inquiry and Results
Supplier Surveys
Consistent with our Statement on Conflict Minerals, we designed a country of origin inquiry to provide a reasonable basis for us to determine whether we source 3TG from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). We engaged an internationally-recognized accounting firm to assist us with the inquiry. The inquiry involved asking each of our over 540 suppliers (excluding suppliers who only provide services to us) to respond to surveys. We conducted the survey using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters the direct supplier and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in the direct supplier’s products, as well as supplier due diligence. Many companies are using the Template in their compliance processes related to conflict minerals. Written instructions and recorded training illustrating the use of the tool are available on EICC’s website.
To ensure suppliers understood our expectations, we obtained a conflict minerals contact for each supplier, contacted each supplier that we surveyed by phone, email or other writing and provided each supplier a copy of our Statement on Conflict Minerals. We offered our suppliers free conflict minerals compliance training, utilizing the Manufacturer's Alliance for Productivity Conflict Minerals Training PowerPoint Slide Deck, and made our employees available to answer suppliers’ questions.
We established a centralized mailbox for routing conflict minerals-related inquires. We answered all questions that suppliers requiring further clarification presented to us. We then provided each supplier a copy of the EICC GeSi template to complete for purposes of conflict minerals tracking. Furthermore, we reviewed responses to the EICC GeSi template with specific suppliers where we needed clarification.
Survey Responses and Follow-up Engagement
The following summarizes matters relating to our survey responses:

•
In response to our inquiry, we received responses from over 85% of the 540 suppliers that we surveyed. We made at least two follow-up inquiries to each suppler who did not respond to our initial survey, by phone or email. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We worked directly with those suppliers to provide revised responses.

•
The large majority of the responses received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier supplies to us, or were otherwise unable to specify the smelters or refiners used for components supplied to us. We were therefore unable to determine whether any of the 3TG that these suppliers reported was actually contained in components or parts that the suppliers supplied to us or to validate that any of these smelters or refiners are actually in our supply chain. As a result, we have elected not to present smelter and refiner names in this report.

•	Over 65% of the supplier responses indicated that the suppliers did not use 3TG.

•	In approximately 30% of the responses, the supplier indicated that it used 3TG but provided no reliable information indicating that the 3TG were sourced from Covered Countries.

•	Ten responses contained information suggesting that 3TG that the relevant suppliers use may be sourced from Covered Countries.
Conclusion
We conducted our country of origin inquiry in good faith, and we believe that such inquiry was reasonable to allow us to make our determination. After reviewing the results of our country of origin inquiry, we determined that we had reason to believe that 3TG necessary for the functionality or production of our products from the ten suppliers may have originated in a Covered Country during 2013, all within the meaning of the Rule. Therefore, we determined that the Rule required us to conduct due diligence regarding the source of such 3TG.
4.    Due Diligence and Results
Due Diligence
In addition to implementing our conflict minerals compliance framework, in light of the responses to our inquiries from ten suppliers that contained information suggesting that 3TG were sourced from Covered Countries, we completed specific due diligence measures in an effort to obtain additional information. In particular, we communicated further with the relevant suppliers seeking additional information as to whether any of the 3TG that these suppliers reported were actually contained in components or parts that the suppliers supplied to us, whether any of the 3TG that these suppliers reported in fact originated in a Covered Country and whether any of the 3TG that these suppliers reported benefit armed groups in Covered Countries.
In the process, we received responses that included the names of entities that our suppliers listed as smelters or refiners. We compared these facilities to the CFSI list of smelters. One supplier indicated that its facility was certified as “Conflict-Free”, and we ensured that the name was listed by CFSI. The remaining processing facilities were not validated as in fact being Conflict-Free smelters or refiners. However, we also could not confirm that these remaining facilities benefit armed groups in Covered Countries.
Conclusion
We conducted our due diligence in good faith. After reviewing the results of our due diligence, we did not find any evidence to suggest that any of the 3TG in our supply chain that may have originated in a Covered Country (a) finances any armed groups in the Covered Countries or (b) is actually contained in our products.
5.    Future Actions to Improve Our Process
In addition to the commitments set forth in our Statement on Conflict Minerals, we also intend to take the following steps to improve our conflict minerals program:

a.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

b.	Engage with suppliers to assist them in their efforts to improve the quality of information that they obtain from their supply chains.

c.
Engage any of our suppliers found to be supplying us with 3TG from sources in the Covered Countries that they cannot demonstrate are “DRC conflict free” to encourage them to establish an alternative source of 3TG that they can demonstrate are “DRC conflict free”.

d.	Work with trade associations and others to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.